

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

October 7, 2009

Mr. Li Feilie, Chief Executive Officer
China Natural Resources Inc.
Room 2205, West Tower Shun Tak Centre
168- 200 Connaught Road Central
Sheung Wan  HONG KONG

> **Re:** **China Natural Resources Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2008**
> **Filed June 26, 2009**
> **File No. 0-26046**

Dear Mr. Feilie:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Chris White
Branch Chief

cc: Mr. Steven I. Weinberger
    Schneider Weinberger & Beilly LLP